ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 7, 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

08001836

RECEIVED
2008 APR 16 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
4 April 2008 (ASX: Announcement & Media Release – Change of share registry Address)
7 April 2008 (ASX: Announcement & Media Release - Offshore West Africa and Notice of Annual General Meeting and Explanatory Statement)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 April 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

CHANGE OF SHARE REGISTRY ADDRESS

Please be advised that, effective Monday 7 April 2008, the new address of our share registry will be as follows:

Advanced Share Registry Ltd
150 Stirling Highway,
Nedlands
WA 6009

There will be no change to the existing telephone and fax numbers which will remain as follows:

Tel: (61-8) 9389 8033
Fax: (61-8) 9389 7871

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

7 April 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

OFFSHORE WEST AFRICA PROSPECT MARKETING COMMENCES

FAR advises that Hunt Oil Company ("Hunt") has commenced a global marketing campaign aimed at securing a drilling partner on prospects defined by 3D seismic offshore Senegal. Data rooms have been opened in both Woking in the United Kingdom and Dallas, Texas to enable the review of technical information.

Further work by Hunt has derived reservoir parameters that confirm a range of probabilistic oil in place (OOIP) estimates for a very large shelf edge closure and multiple fan systems. Particular focus has been drawn to analogue fields including Cantarell recognized as a super giant accumulation being Mexico's and perhaps North America's largest. In pre-rift time Senegal was considered to be adjacent to Mexico before the African and American continents pulled apart.

The following table illustrates that the 3D defined Aptian shelf edge Prospect falls within the giant category with mean potential exceeding a billion barrels of oil in place.

SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	40	4,000	16	3.6	50
Mean	**1128**	**22,925**	**172**	**7**	**1000**
P10	3082	54,550	452	10	10000

Water Depth:	1300 m	(4250')
Depth to target:	2800 m	(9180')
Well TVD:	4000 m	(13,100')

Analogue:
Amposta Field: Spain
Basin: Western Mediterranean
Basin Type: Back Arc
Reservoir Rock: Karstic Limestones
Depositional Environment: Carbonate Platform
Trapping Mechanism: Tilted Horst
Age of Reservoir: Early Cretaceous
Net reservoir thickness: 194m (636ft)
Porosity & type: Karstic fractures and vugs
Proved Acres: 903hc
Ultimate recoverable: 55.96 mm bbl oil

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

SANTONIAN AGE FAN – SINGLE FAN/SINGLE RESERVOIR POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	5	400	15	8	50
Mean	**183**	**3855**	**102**	**17**	**200**
P10	516	10,000	225	25	1000

Water Depth:	1650 m	(5400')
Depth to target:	3700 m	(12,140')
Well TVD:	4100 m	(13,450')

Analogue:
Cantarell Field: Offshore Campeche. Mexico
Reservoir Rock: Carbonate Breccia
Depositional Environment: Carbonate Platform/ Slope
Trapping Mechanism: Combination-Structural & stratigraphic
Age of Reservoir: Early Cretaceous
Gross reservoir thickness: 290m
Porosity & type: 3-5 % Vugs, intercrystalline spaces & fractures
Produced: 7.861 Billion bbls oil

The above table depicts one single fan with a single reservoir. 3D Mapping shows the southern most fan complex comprises multiple stacked potential.

Provided the farmout process is successful FAR expects to be free carried through one well the timing of which would ultimately be dependant upon rig availability and other operational parameters.

As reported earlier, processing of 3D seismic data acquired during 2007 over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences, offshore Senegal, has highlighted

- **Multiple Santonian age fan systems with stacked amplitude anomalies**
- **A very large Albian to Neocomian shelf edge closure (up to 178 km2)**
- **Adjacent Turonian source rock kitchen in oil window**


N
Area = 14,981 km²
(3.7 million acres)
2050 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m


10 km
3D outline
North channel complex
Neocomian
Lower Cretaceous
carbonate shelf margin
structural closures
Closure
At top
Aptian
Mid channel complex
Santonian upper slope
Stacked fans exhibiting
High amplitudes
Albian
Subcrop
Closure
Water depth meters
-2500
-2000
-1500
-1000
-500

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Giant Albian to Neocomian Shelf Edge Closure Identified


Top
Aptian
depth
Inline 1579
3 way dip closure highlighted
10 km
Inline 1579
closure
178 sq km
Jammah

Senegal Exploration Summary

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau-Conaky Basin.
- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licenses cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.
- 2050 sq km 3D acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.
- Excellent fiscal terms by world standards.
- FAR is partner with Senegal Hunt Oil Company (**SHOC**) (Operator).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

Commenting on the announcement, FAR's executive Chairman Michael Evans said

"We are pleased to be entering into the marketing phase of this world class exploration program as we look to bring in drilling partners. Multiple prospects are on offer to prospective participants including a Giant Buried Hills (Albian) target that will be our lead candidate."

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY STATEMENT

For the Annual General Meeting to be held at 10.30am on Friday 9 May 2008 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the Annual General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

The Annual General Meeting of the shareholders of the Company will be held at 10.30am on Friday 9 May 2008 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed:

- send the proxy form by post to PO Box 703, West Perth, Western Australia 6872 ; or
- by facsimile to the Company on facsimile number INT + 61 8 9322 5116

so that it is received not later than 10.30am on Wednesday 7 May 2008.

Proxy forms received later than this time will be invalid.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of shareholders of First Australian Resources Ltd ("Company") will be held at 10.30am on Friday 9 May 2008 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia .

AGENDA

RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

To receive the Annual Financial Report, including Directors' declaration and accompanying reports of the Directors and auditors for the financial year ending 31 December 2007.

RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT (NON-BINDING)

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a **non-binding resolution**:

> *"That, for the purposes of Section 250R(2) of the Corporations Act and for all other purposes, the Company adopts the Remuneration Report as set out in the Annual Report for the year ended 31 December 2007.*

Short Explanation: The Corporations Act provides that a resolution regarding the Remuneration Report be adopted must be put to a vote at a listed company's annual general meeting. The vote on Resolution 2 is advisory only and does not bind the Directors or the Company.

RESOLUTION 3 - RE-ELECTION OF MR. A E BRINDAL

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Mr. A E Brindal, who retires in accordance with the Company's Constitution and, being eligible, be re-appointed as a director of the Company with immediate effect."*

Short Explanation: Mr. A E Brindal was appointed as a Director of the company on 19 December 2007 by Directors' resolution. The Company's Constitution provides that a Director appointed by the other Directors must retire at the next following AGM. Accordingly, Mr. A E Brindal retires and being eligible for re-election, offers himself for re-election at the Meeting.

RESOLUTION 4 - RE-ELECTION OF MR. C L CAVNESS

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Mr. C L Cavness, who retires in accordance with the Company's Constitution and, being eligible, be re-appointed as a director of the Company with immediate effect."*

Short Explanation: In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr. C L Cavness retires by rotation and being eligible for re-election, offers himself for re-election at the Meeting.

DATED THIS 7TH DAY OF APRIL 2008
BY ORDER OF THE BOARD

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 10:30am on 7 May 2008.

ENQUIRIES

Shareholders are invited to contact the Company Secretary on (08) 9322 3939 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the shareholders of the Company in connection with the Annual General Meeting of the Company to be held on 9 May 2008.

The purpose of this Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - ADOPTION OF FINANCIAL STATEMENTS

Resolution 1 deals with the adoption of the financial statements and has the full support of the Board.

3. RESOLUTION 2 - REMUNERATION REPORT (non-binding resolution)

In accordance with Section 250R(2) of the Corporations Act, the Company must put a resolution that the Remuneration Report as set out in the Directors' Report be adopted to vote at the Annual General Meeting. The vote on Resolution 1 is advisory only and does not bind the Directors or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

4. RESOLUTION 3 - RE-ELECTION OF MR. A E BRINDAL

Mr. A E Brindal was appointed as a Director of the company on 19 December 2007 by Directors' resolution. The Company's Constitution provides that a Director appointed by the other Directors must retire at the next following AGM. Accordingly, Mr. A E Brindal retires and being eligible for re-election, offers himself for re-election at the Meeting.

5. **RESOLUTION 4 - RE-ELECTION OF MR. C L CAVNESS**

In accordance with ASX Listing Rule 14.4, no director of the Company may hold office (without re-election) past the longer of 3 years and the third Annual General Meeting following their appointment. Further, in accordance with the Company's Constitution, one third of the Directors must retire by rotation at every Annual General Meeting. Accordingly, Mr. C L Cavness retires and being eligible for re-election, offers himself for re-election at the Meeting.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Listing Rules or **Listing Rules** means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means First Australian Resources Ltd.

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of meeting accompanying the Explanatory Statement.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 10:30 am 7 May 2008 to:
First Australian Resources Limited
PO Box 703
West Perth WA 6872

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Friday 9 May 2007 at 10:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [Adopt Financials]	☐	☐	☐
Resolution 2 [Adopt Remuneration Report]	☐	☐	☐
Resolution 3 [Re-elect A E Brindal]	☐	☐	☐
Resolution 4 [Re-elect C L Cavness]	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).

END